July 3, 2006




BY FACSIMILE  202-772-9210


Joshua Forgione
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N. W.
Washington, District of Columbia 20549

Dear Mr. Forgione:

     Following  our  discussion  this  past  Friday,   I  wanted  to  take  this
opportunity to provide you with additional information with respect to two areas that were discussed.

   1. You had asked if there was a termination payment with respect to the Advisory Contract that was part of the 1995 Transaction, and if so, how much was the termination payment.

         To confirm what I had indicated on Friday, and subsequently researched:
         (i) the Advisory Contract did have a provision for a termination fee and (ii) the termination fee was not computed in 1995, as the fee was not used as the basis for determining valuation.

         The Advisory Contract provided for a payment upon termination, except under certain circumstances. The principal component of the termination fee was an amount equal to 20% of the aggregate potential net gain with respect to Public Storage's unsold properties.

         The adviser was included as part of a group of operating companies for valuation purposes in the 1995 Transaction. The operating companies' valuation, or the number of shares Public Storage issued in 1995 to acquire the operating companies, was derived by comparing the cash flows generated by the operating companies relative to cash flows generated by Public Storage on a per share basis.

         It is difficult, if not impossible, to determine today what the termination fee would have been had it been computed in 1995 because it was not a fixed amount, but was based in significant part on property values at the time.

Mr. Joshua Forgione
July 3, 2006
Page 2


2. I indicated that a significant number of the properties, which were subject to the management contracts, were ultimately acquired by Public Storage. Further, most of these acquisitions occurred in 1996 through 1999.

         The following table illustrates the impact on the unamortized intangible asset due to these acquisitions, assuming that Public Storage had either reclassified these amounts to real estate or eliminated these amounts as an impairment charge.



            Beginning       Adjustment due
            Balance        to acquisition       Ending Balance
      --------------------------------------------------------
                         Amounts in thousands
   1995     $ 165,000        $   -               $ 165,000
   1996     $ 165,000        $(50,735)           $ 114,265
   1997     $ 114,265        $(52,693)           $ 61,572
   1998     $ 61,572         $(17,169)           $ 44,403
   1999     $ 44,403         $(14,265)           $ 30,138
   2000     $ 30,138         $ (1,480)           $ 28,658
   2001     $ 28,658         $   -               $ 28,658
   2002     $ 28,658         $ (8,370)           $ 20,288
   2003     $ 20,288         $   -               $ 20,288
   2004     $ 20,288         $   -               $ 20,288
   2005     $ 20,288         $   -               $ 20,288
Q1 2006     $ 20,288         $ (4,762)           $ 15,526



         For each year, the "adjustment due to acquisition" in the above table, represents that portion of the intangible asset relating to the properties that were acquired in that particular year.

         In Q1 2006, Public Storage commenced consolidating several affiliated partnerships after applying the provisions of EITF 04-5. Public Storage's ownership interest in these partnerships had not changed otherwise.


Josh, if there is any additional information that I can provide, please feel free to call me at 818-244-8080 x1300.

                                                     Very truly yours,

                                                     /s/ John Reyes

                                                     John Reyes
                                                     Senior Vice President and
                                                     Chief Financial Officer